TO OUR SHAREHOLDERS
-------------------
Clary Corporation emerged from several years of losses to show a modest profit for the year 1999. Demand for our line of Uninterruptible Power Systems(UPS) resulted in a sales increase of $2,071,000 or over 50% from the year 1998. A noteworthy achievement which was shared across the board on all four of the Company's UPS markets: military, transportation, medical and laboratory and commercial industrial. We were especially pleased to show a profit of $52,000 in 1999 compared to a $625,000 loss in 1998.

During 1999, we began what is expected to be a multi-year program to supply the U.S.Navy our rugged, special, military shipboard UPS. This program, when finalized, will upgrade data and networking systems in American Naval fleets. It is currently budgeted as a multi-billion dollar program and Clary is proud and honored to be one of its major suppliers. Nova Power Solutions, Clary's oldest and largest distributor is the sales source on this important program.

Clary's progress into the transportation UPS market continued its growth in 1999 A line of products has now been introduced, tested and proven successful at a variety of locations. We have been successful in recruiting a nationwide dealer network which has begun to show sustained growth. A major traffic products manufacturer has shown an interest in private labeling our complete lines. Discussions are continuing as this report goes to press. Your management feels this niche market has and will continue to take a period of time to develop but the end result will be worth the time and money invested.

Since the company's FDA cleared M Series products have special handling, assembly and test requirements, a new subsidiary Clary Scientific Inc., was incorporated in 1999 to see and manufacture these types of products. We have recently added to our M Series line, a specialized UPS to supply clean power for the new equipment used in refractive eye surgery. This market is currently growing at an extremely fast rate.

In the commercial area, we introduced a new Global Tap switching UPS that will adjust to a range of input power and frequencies. This model is useable in a variety of locations and is popular with customers who ship product to a number of different countries with different power systems. The U.S. Department of State has recently installed these systems in embassies around the world.

We have made many organizational, production, and method improvements throughout 1999 which should increase our future ability to expand production and to decrease costs. Strong economic growth has resulted in potential supplier delay on certain critical electronic components whihch could have a negative effect on production. At our current procurement levels it has become a daily challenge to reduce or eliminate these delivery and quality problems.

Unfortunately, we are losing our Chief Operating Officer, Richard W. Henson,who resigned as of April 1, 2000 to take a senior management position with a much larger corporation. We wish to thank him for the efforts and contributions that he has made over the last 5 years. Until a replacement is located, I will fill the position of president as well as Chief Executive Officer.

Overall, we are facing the future with a solid foundation in several important and expanding niche market. Our financial and operating positions are much stronger than they were at the beginning of the year. At December 31,1999 we had a backlog of over $1.5 million for delivery in 2000.

We would like to thank our staff for their outstanding efforts in 1999 to reverse the large loss into a modest profit. We feel confident their efforts in 2000 will lead to even further improvements. As always we would also like to thank our shareholders for their continuing support.


Sincerely,


John G. Clary
Chairman, President  and Chief Executive Officer

CONTINUOUS POWER SYSTEMS
------------------------

Medical Applications
--------------------
During 1999, Clary began marketing of its FDA cleared units for heart-lung perfusion and ventilator/respirator applications. Thousands of critically ill patients dependent on respirators to stay alive, fear the potential of power outages during natural disasters such as heat waves, thunderstorms and the like. Also during 1999, Clary began marketing an addition to its Medical Series line with a system used to supply clean uninterruptible power to sensitive laser surgical equipment. This system assures that no procedures are interrupted or delayed by power problems. These reliable power systems are built to the same high quality standards as Clary FDA cleared units and is the only UPS in its class to offer true medical grade performance.

Traffic Applications
--------------------
Clary has developed a line of power products for traffic and transportation applications which deliver the high reliability they are known for. Keeping intersections alive during power failures, Clary's SP Series is the world's most advanced power system for traffic applications.
Without compromising existing cabinet wiring, the SP Series keeps LED signal heads running for eight hours or more during power failures. These systems also provide clean, regulated power for controllers and other sensitive equipment inside the cabinet. The clean sinewave output filters our noise, brownouts and surges, while improving equipment performance. Wherever functionality must be maintained regardless of outside temperature and utility conditions, these systems are designed for the rugged task at hand. Special maintenance-free, sealed, valve regulated, lead acid batteries designed for deep cycle, extreme temperature applications are used on Clary's SP Series for maximum efficiency.

Military Applications
---------------------
Going back to World War II, Clary has been a supplier to the United States military on several large and very important programs. Everyone knows of the strict requirements necessary to compete in this marketplace. As with its past products sold to the military, Clary's CT Series was designed with zero defects in mind. It provides digitally controlled precision regenerated power and was designed to the rugged specifications necessary to absorb the shock and vibration of military shipboard use. Like Clary's Medical and Traffic products, the CT Series is for mission critical applications where the primary equipment cannot afford downtime. The CT Series connectivity features include remote control, configuration and monitoring. They work with all major network operating systmes using SNMP, RS-232 or remotely with a modem and are compatible with a wide range of software.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                  -------------------------------------

Results of Operations
---------------------
Over the past three years, the Company has developed, produced and sold a wide range of uninterruptible power systems.

1999 vs. 1998
-------------
Sales for 1998 increased $2,071,000 or 57.5% from 1998. This increase was due to an increase in sales to the Navy through the Company's major representative, Nova Power Solutions and a major sale to Celera Genomics Corporation to be used as a power back-up for its new DNA equipment. Continuing increased sales through Nova Power is anticipated during the coming year. The company also anticipates increasing its sales of power products to support the traffic signal market during the year 2000.

Cost of sales increased $1,199,000 or 46.2% over 1998. This increase was due primarily to the sales increase but was partially offset by increased margins on the product mix over the periods. Engineering and development increased $26,000 or 7.2% which was not considered significant. Selling increased $53,000 or 5.7% This increase was due to increased sales commissions on the increased sales. General and administrative remained constant while interest expenses increased $32,000 or 23.3%. The increase in interest cost was due to increased borrowing to support the increased sales and production level.

The increase in sales was the contributing factor for the small profit after several year of losses.

1999 vs. 1998
-------------
Sales for 1998 decreased $1,023,000 or 22.1% from 1997. This decrease was due to continuing reductions in the sale of foreign imported products. The primary market, traffic signals, for the newly developed digital products is maturing much slower than originally anticipated.

Cost of sales decreased $623,000 or 19.4% from 1996. This decrease was due to the decreased sales. Engineering and development increased $22,000 or 6.5% which is not significant. Selling and service expenses increased $162,000 or 21.0%. This increase is due to the hiring of an outside advertising agency as well as attendance at additional tradeshows to showcase the new line of Company products With the backlog building at year end, it appears this additional marketing effort is begining to pay off. General and administrative was reduced by $25,000 or 7.7% and interest expenses was increased $4,000 or 3.0%. neither of which is believed to be significant.

The low sales volume is the contributing factor for the Company loss. It is anticipated, however, that sales volume in 1999 will be sufficient for the company to return to profitability.

Liquidity and Capital Requirements
----------------------------------
During the past three fiscal years, funds provided from operations, short-term bank lines of credit and long-term financing through an affiliate Company have been sufficient to fund the Company's needs for working capital. Only minor capital expenditures will be required in 2000. The Company anticipates its growth in 2000 will require an increase in working capital. The Company expects to meet its working capital requirements in 2000 through internally generated funds and expanded short-term lines of credit

The company's short-term line of credit with the bank will be reviewed for renewal on May 1,2000.

                          STATEMENT OF OPERATIONS
                (Amounts in thousands except per share data)

	                                              Year ended December 31
                                             	1999     	1998    1997
                                              ----      ----    ----
Sales and other income
  Net sales                                 $5,672   	 $3,601   	$4,624
  Other income			                               20        103        33
                                             ------    -------    ------
	                                            5,692       3,704     4,657
Cost and expenses
  Cost of products sold                       3,794     2,595     3,218
  Engineering and product development           388       362       340
  Selling	                                      988       935       773
  General and administrative	                   299       299       324
  Interest on long-term debt                     78        57        57
  Other interest	                                91        80        76
                                              -----     -----     -----
	                                             5,638     4,328     4,788
                                              -----     -----     -----
Earnig (Loss) before income taxes                54      (624)     (131)
Income tax expense (Note 5)                       2         1         1
                                              ------    -----     -----
Net (loss)	                                   $  52    $ (625)    $(132)
                                              ======    ======    ======

Net Earnings (loss) per common share
(Note 1)                                     $  .03     $ (.35)    $(.07)
                                             ======     ======    ======
See notes to financial statements.


                            BALANCE SHEETS
                            --------------

                                                       Year Ended	December 31
	                                                        1999        	1998
                                                        ------       ------
ASSETS
Current Assets
  Cash   	                                              $284,000      $160,000
  Notes and accounts receivable,
  less allowance for doubtful accounts
  of $24,000 in 1999 and $11,000 in 1998 (Note 4)    	   587,000	      556,000
  Inventories (Notes 1, 2 and 4)                    	  1,783,000     1,685,000
  Prepaid expenses and other asset                        57,000	       34,000
                                                        ---------     ---------
     Total current assets	                              2,711,000     2,435,000
Property and equipment Net (Notes 1 and 3)	               130,000	      102,000
Other assets	                                              12,000        67,000
                                                         ---------      --------
	                                                      $2,853,000     $2,604,000
                                                      ============  ============


	                                                           1999       1998
                                                           ----        ----
LIABLITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable (Notes 4 and 11)	                       $815,000     $750,000
  Accounts payable and accrued expenses (Note 11)        473,000    	 297,000
  Accrued payroll, payroll taxes and amounts withheld
  from employees                                          77,000    	  95,000
  Customer deposits	                                      25,000       26,000
                                                         --------     --------
    Total current liabilities	                          1,390,000    1,168,000
Convertible subordinated debt (Notes 6 and 11)	           600,000    1,150,000
Commitments and contingencies (Note 7)	                     -              -
Stockholders' equity (Note 6,8 and 11)
 Cumulative convertible preferred stock, 5.5%,
  par value $5 per share; authorized and
  outstanding, 11,033 in 1999 and 1998	                    55,000	      55,000
 Cumulative convertible Series B Preferred stock
  7%, par value $5 per share;authorized 988,967 shares
  issued and oustanding, 55,000 shares in 1999            550,000          -
 Common stock, par value $1 per share, authorized
  10,000,000 shares; issued and outstanding,
  1,807,419 in 1999 and 1998               	             2,509,000   2,509,000
  Additional paid-in capital	                            5,099,000   5,099,000
  Accumulated deficit	                                  (7,350,000) (7,377,000)
                                                        -----------   ----------
                                                          	863,000	    286,000
                                                        -----------   ----------
	                                                       $2,853,000  $2,604,000
                                                        ============  ==========
See notes to financial statements.

                             STATEMENT OF CASH FLOWS
                             -----------------------
                              (Amounts in thousands)


 	                                                 Year ended December 31

                                          						    1999        1998	    1997
                                                    -----       ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	                                       $   52      $(625)     $(132)
 Adjustments to reconcile net earnings (loss)
 to net cash (used for) provided by
 operating activities:
  Depreciation and amortization	                      8         26          54
  Provision for losses on accounts receivable 	      13       (  3)  	      -
    Change in assets and liabilities:
	 Decrease in cash restricted	                        -        300           -
	 Decrease (increase) in accounts receivable        ( 44)      206        (290)
	(Increase) decrease in inventory	                  ( 98)      (243)        466
	 Decrease (increase) in prepaid expenses           ( 23)        13        (  5)
 	(Increase) decrease in other assets	                55       (  8)         -
	(Decrease) increase in accounts payable and
	 accrued expenses	                                  158       (387)         86
	Increase (decrease) in customer deposits           (  1)         9          (7)
                                                  ------      ------      ------
Net cash (used for) provided by
  operating activities                              	 120       (712)       172

CASH FLOWS FROM OPERATING ACTIVITIES:
	Capital expenditures	                               ( 36)	     ( 21)     ( 46)
                                                   -------       ------    -----
	Net cash (used for) investing activities	           ( 36)	     ( 21)	    ( 46)


CASH FLOWS FROM FINANCING ACTIVITIES:
	Net borrowing(repayments)under line-of-credit	         65	       25         75
 Proceeds from issuance of Long-Term Notes	              -        550       -
	Dividends paid	                                      ( 25)	     (  3)      ( 3)
                                                        -----    -----     -----
	 Net cash provided by financing activities             40  	      572       72
                                                       ------     ----     -----
Net(decrease)increase in cash and cash
equivalents	                                           124        (161)     198
Cash and cash equivalents at beginning of year      	  160         321      123
                                                      -----      -----   ------
Cash and cash equivalents at end of year	             $284        $160     $321
                                                      ======     =====   ======
See notes to financial statements.

                    STATEMENT OF STOCKHOLDERS' EQUITY
                    ---------------------------------
                        (Amounts in thousands)

	                               Cumulative
	                               convertible	    Additional
	                                preferred	   Common  paid-in  Accumulated
                                        stock       stock  capital    deficit
                                     ----------   ------   ----------  ---------
Balance at December 31, 1996	        $55        $2,509    $5,099     $(6,614)
 Cash dividend on preferred stock
  $.275 per share	                      -          -          -           (3)
	Net loss for year		                    -          -          -         (132)
                                   ----------   ------    ---------  -----------
Balance at December 31, 1997	         55	        2,509	     5,099	     (6,749)
  Cash dividend on preferred stock
    $.275 per share	                   -            -          -           (3)
  Net loss for year	                   -            -          -         (625)
                                   ----------   ------    ---------  -----------
Balance at December 31, 1998	         55	        2,509	     5,099	      (7,377)
 Issuance of Series "B"
 preferred  stock                     550           -          -          -
 Cash dividend on Seies "A"
 preferred stock $.275 per share	      -            -         -            (3)
 Cash dividend on Series "B"
 preferred Stock                       -            -           -          (22)
	Net earnings for year	               -            -           -            52
                                   ---------    ------     --------   ----------
Balance at December 31, 1999	       $605       $2,509     	$5,099      $(7,350)
                                   =========   =======     =========  ==========
See notes to financial statements.


                        NOTE TO FINANCIAL STATEMENTS
                        ----------------------------
                      December 31, 1999, 1998 and 1997

Note 1- SUMMARY OF ACCOUNTING POLICIES
---------------------------------------
The Company's operations are in manufacturing of uninterruptible power systems and related products. A summary of the Company's significant accounting policies, consistently applied in the preparation of the financial statements, follows.

Use of Estimates:
-----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Fair Value:
-----------
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate carrying values of such amounts.

Cash Equivalents:
----------------
Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash.

Inventories:
-----------
Inventories are stated at the lower of cost (including direct materials, direct labor and manufacturing overhead) or market on the first-in, first-out basis.
Obsolete and possible excess quantities are reduced to their estimated net realizable values in the period such obsolescence is determined.

Property and Equipment:
-----------------------
Property and equipment are carried at cost less accumulated depreciation.
Improvements to leased property are amortized over the term of the lease.
Depreciation is provided on a straight-line basis over estimated useful lives from 3 to 20 years.

Earnings (Loss) Per Common Share:
---------------------------------
Earnings (Loss)  per common share is based upon the weighted average number of common shares outstanding during each period (1,807,419 in 1999 and 1998,and
1,807,319 in 1997) after giving effect to dividend requirements on the preferred stock. No effect is given to stock options, as the impact would be anti-dilutive

New Accounting Pronouncement:
-----------------------------
The Company has adopted Statement of Financial Accounting Standard No. 130,
"Reporting Comprehensive Income" and No.133, "Accounting for Derivative
Instrument and Hedging Activities." The company also adopted Statement of
Position No. 98-5 "Reporting on the Cost of Start-Up Activities." Adoption
of these pronouncements did not materially affects the financial statements.


Note 2-INVENTORIES:
-------------------
Inventories were composed of the following amounts
as of December 31,

                                                    1999         	1998
                                                   -------      --------
Finished goods	                                  $  512,000	    $  625,000
Work-in-progress	                                 1,271,000	     1,060,000
                                                  -----------     ----------
                                                 $1,783,000	     $1,685,000
                                                  =========     ===========


Note 3-PROPERTY AND EQUIPMENT:
------------------------------
Property and equipment were composed of the following amounts as of December 31,

                                                      1999         1998
                                                     ------         ------
Machinery and equipment	                            $1,428,000	  $1,392,000
Dies, jigs and fixtures	                                -            31,000
Leasehold improvements	                                 -            71,000
                                                    ----------    ----------
	                                                    1,428,000	   1,494,000
Less accumulated depreciation
 and amortization	                                   1,298,000    1,392,000
                                                  ----------      -----------
                                                   $  130,000	      102,000
                                                   ==========     ==========

Note 4 - NOTES PAYABLE:
-----------------------
At December 31, 1999 and 1998, the Company had a short-term borrowing agreement with a bank. At December 31, 1999 and 1998, the Company also had short-term notes for $400,000 with an affiliate company bearing an interest rate of 10.75%
per annum. The borrowing with the bank was collateralized by essentially all the assets of the Company. The short-term notes are collateralized by a second position on the same assets. The bank agreement requires the maintenance of certain ratios pertaining to working capital and debt to equity. It is to be evaluated for renewal on May 1, 2000.

A comparison of information with respect to notes payable to the financial institutions at December 31, is as follows:


                                                  		  	1999        	1998
                                                      ------       ------
Line of credit subject to
	collateral available	                               $750,000	   $750,000
Outstanding loans	                                    415,000	    350,000
Unused credit available	                               18,000	      8,000
Interest rate prime plus	                               2.5%	       2.5%
Average interest rate at 12/31	                        10.25%	      10.25%
Average during the year
	Short-term borrowings	                             $470,000      $386,000
	Weighted average interest rate	                       10.52%       10.50%
	Maximum month end short-term
		borrowing during the year             	           $600,000      $460,000


Note 5 - TAXES ON INCOME
------------------------
As of December 31, 1999 and 1998, the Company has no deferred tax liabilities in either year and total deferred tax assets of $973,000 and $1,031,000 respectively. The Company has recorded a valuation allowance for the amount by which total deferred tax assets exceed total deferred tax liabilities, and as a result, the Company has not recorded any liability or asset for deferred taxes as of December 31, 1999 or 1998. Significant components of the Company's deferred tax assets and liabilities as of December 31,1999 and 1998 are as follows:

	                                                  1999	      1998
                                                   -----     ------
Deferred tax assets
	Allowance for doubtful accounts	                $10,000     $5,000
	Inventory reserve	                               50,000	     6,000
	Accrued legal fees	                               7,000     10,000
	Tax credit carryforward	                         52,000     82,000
	Net operating loss carryforward	                823,000    900,000
	Inventory adjustment	                            31,000     28,000
                                                --------    --------
                                                 973,000   1,031,000
	Valuation allowance	                            973,000   1,031,000
                                                ---------  ---------
                                                   -0-        -0-
 Deferred tax liabilities
 Inventory adjustments	                             -           -
                                               ---------     --------
	                                                  -           -
                                               ---------     ---------
		                                             $  -0-       $   -0-
                                              ==========     =========
The federal regular and alternative minimum tax net operating loss carryforwards totaling $2,295,000 and $2,009,000, respectively, expire at various dates from
2003 to 2018. The general tax credit carryforwards expire in 1999 through 2001.


Note 6 - CONVERTIBLE SUBORDINATED DEBT
--------------------------------------
Convertible subordinated debt at December 31, consists of the following:

                                                        1999        1998
                                                       ------      ------
91/2% convertible subordinated notes
	due October 17, 2000 and
	convertible into common stock at
	$1.00 per share	                                      $600,000   $600,000
9% convertible subordinated notes
	due January 15, 2000	                                    -       $550,000

The convertible subordinated debt is generally subordinated to notes payable and indebtedness to financial institutions now outstanding or subsequently incurred. The 9.5% convertible subordinated notes were originally due on October
17,2000. The Company requested the holders to extend these notes until January
17,2002. This offer was unanimously accepted by al holders.

The maker (the Company) of the 9% notes had the right, at any time prior to June
30,1999, to require the holder to  exchange the note for 55,000 shares of Series
"B" preferred stock of the Company. The Company exercised this option on May 31, 1999 and $550,000 of notes were converted to 55,000 shares of the Company's
Series "B" preferred stock on that date.


Note 7 - COMMITMENTS AND CONTIGENCIES
-------------------------------------
Aggregate rental commitments under operating leases at December 31, 1999 for property are as follows: $92,000 (2000) and $55,000 (2001).
The total rental expense under all leases was $82,000 for all three years,
1999,1998 and 1997.

Note 8 - STOCKHOLDER'S EQUITY
-----------------------------
The 5.5% cumulative convertible Series "A" preferred stock may be redeemed in whole or in part by the Company upon not less than 30 days notice, at $5.50 a share, plus accrued dividends to the date of redemption. The preferred stock is convertible on a basis of 1.15 shares of common stock for each share of preferred stock. During 1999 and 1998, there were no shares of preferred stock converted to common stock. As of December 31, 1999, 12,688 shares of common stock were reserved for conversion of the Series "A" preferred stock

The 7% cumulative convertible Series "B" preferred stock may be redeemed after the second anniversary of the date of issuance, in whole or in part, at the option of Company upon not less than 30 days notice at $10.00 a share plus accrued dividends to the date of redemption. The stock is convertible on a basis of 8 shares of common stock for each share of preferred stock. As of December 31,1999 440,000 shares of common stock were reserved for conversion of the Series "B" preferred stock. The Series "B" preferred stock also has the right to vote together with holders of common stock as a single class on any and all matters with respect to which holders of common stock have voting or consent right.

The Company also has reserved 600,000 shares of common stock for conversion of the 9.5% convertible subordinated notes.
In the event of liquidation, the holders of the preferred stock have preferential rights to the Company's assets.
The Company has an Employee Incentive Stock Option Plan which was adopted in
1996. Under the plan, the Company has reserved 100,000 shares of common stock for purchase by officers and key employees. During 1999,there were adoptions granted, 20,000 shares forfeited and no shares exercised. At December 31,1999 under the plan, there are no shares outstanding. Grants under the plan are made by a committee consisting of two members of the Board of Directors. Exercise price of options may not be less than the fair market value of the common stock at the time of grant. The options are exercisable in annual installments, commencing one year after the date of grant and expiring five years after the date of the grant.
In addition, the Company had reserved 40,000 shares of common stock for purchase by its President under non-qualified stock option plan at $1.00 per share. The option is immediately exercisable and expires five years after date of grant.

The Company adopted FASB Statement No. 123, "Accounting for Stock-Based
Compensation", effective for 1996. Under this pronouncement, the Company has elected to follow Accounting principles Board Opinion No. 25," Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share as required by Statement 123 has not been presented as the amounts are immaterial.

Note 9 -  STATEMENT OF CASH FLOW
Supplemental disclosures of cash flows information:

Cash paid during
the year for:                                  1999	    1998      1997
-----------------                             -----    ------     ------
   Interest	                                  $169,000  $137,000   $133,000
   Income taxes	                              $  2,000  $  1,000   $  1,000
   Conversion of debt to Preferred stock      $550,000      -          -



Note 10 - SIGNIFICANT CUSTOMERS
-------------------------------
Sales, as a percent of total sales, to the Company's largest customer was 31%
in 1999 and 38% in 1998.


Note 11 - RELATED PARTY TRANSACTIONS
-----------------------------------
The Company's Chairman of the Board and a major shareholder is the President,
Director and a principal shareholder of Addmaster Corporation. During 1999, 1998 and 1997, the Company and Addmaster engaged in the transactions as summarized below:

 a:The Company sold Addmaster nonrecourse rights to receive royalties under a royalty agreement with an unrelated party for $130,000 in 1997. At December
   31, 1999, Addmaster has been fully paid by the unrelated party.

 b:During 1998, Addmaster loaned the Company an additional $75,000, under a 10.75% secured promissory note. The loan is secured by a second position to a bank on all the assets of the Company and is due along with a loan of $325,000 on October 15,2000.

 c:The Company purchased inventory items from Addmaster amounting to $650,000 in 1999, $603,000 in 1998 and $544,000 in 1997.

 d:During 1995 and 1998, Addmaster loaned the Company $400,000 and $550,000, respectively. The $400,000 in 1995 was in exchange for $400,000 9.5% convertible subordinated debentures due October 2000 (which in 1999 was extended to January 17,2002). The $550,000 in 1998 was in exchange for a $550,000 9% convertible subordinated note due January 31, 2000.
   On May 31,1999,this $550,000 9% convertible stock was converted into 55,000 shares of the company's Series "B" 7% preferred stock.

Amounts due to Addmaster at December 31, are included in the following balance sheet accounts:


		                                1999       1998        1997
                                 ------     ------      ------
Notes payable		                   $400,000   $400,000   	$325,000
Accounts payable and accrued
expenses		                        $283,000   $123,000	   $227,000
Convertible subordinated debt		   $400,000   $950,000   	$400,000


S.E.C. Form 10-K Available
--------------------------
Copies of the Company's annual report on Form 10-K filed with Securities and
Exchange Commission are available to stockholders, without charge, by written request addressed to the Secretary of the Company.


MARKET INFORMATION
------------------
As of December 31, 1999 there were approximately 1,900 shareholders of the
Company's Common Stock. The Common Stock is traded on the Pacific Stock Exchange and the prices listed below reflect actual sales.

                                               	 1999                1998
                                              ----------------------------
	                                            High      Low	      High    Low
                                              -------------     ------------
1st Quarter                                    1 1/8    3/4     13/16    5/8
2nd Quarter	                                   1 1/16  11/16     7/8    11/16
3rd Quarter	                                   1 1/16    1      13/16    1/2
4th Quarter	                                     7/8    5/8       1      3/8


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                --------------------------------------------------

Board of Directors and Stockholders
Clary Corporation

We have audited the accompanying balance sheets of Clary Corporation (a Califor-nia corporation) as of December 31, 1999 and 1998, and the related statements of operations, stockholders, equity, and cash flows for the two years then ended.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



Certified Public Accountants
Santa Monica, California
February 10, 2000


                          SELECTED FINANCIAL INFORMATION
                          ------------------------------
                (Amounts in thousands excepts for per share data)

	                                                5 Year Summary
                                         ------------------------------------
Operating Results	                        1999    1998	 1997   1996   1995
-------------------------------------------------------------------------------
Sales and other revenues	           $5,690   $3,704 	$4,657   $5,360   $6,401
(Loss) earnings before income taxes	$   54   $ (624) $ (131)  $ (652)  $ (189)
Provision for income taxes	              2        1	      1	       1	       1
                                     ------   -------  ------  ------  -------
Net Earnings (loss)	                $   52  $  (625) $ (132)  $ (653)  $ (190)
                                     ------   ------- -------  ------  -------
Net Earnings (loss) per common share $.  03  $  (.35)	$ (.07)  $ (.36) $ (.11)
                                     ======   ======= ======   ======  =======

Balance Sheet Highlights
------------------------
Assets
	Current assets	                      $2,711    $2,435  $2,869  $2,842   $3,501
	Property and equipment (net)	           130       102	    107     115	     151
	Other assets	                            12      	 67      59     	59	     120
                                       -----   ------  ------  ------  -------
		Total assets	                       $2,853    $2,604  $3,035  $3.016  $3,772
                                       ======   ======  ======  ====== =======

Liabilities and Equity
	Current liabilities                  $1,390   $1,168   $1,522  $1,367  $1,467
	Convertible subordinated debt      	     600	  1,150      600     600	    600
	Equity	                                  863     286	     914   1,049   1,705
                                      -------   ------   ------  ------  ------
	Total liabilities and equity	        $2,853   $2,604   $3,035  $3,016   $3,772
                                      =======   ======   ======  ======  ======
	Working capital	                     $1,321   $1,267	  $1,347  $1,475   $2,034
                                      =======  =======  =======  ======  ======
See footnotes 1 and 9 to financial statements.

OFFICERS
John G. Clary
Chairman of the Board, President and C.E.O.
Donald G. Ash
Treasurer and Assistant Secretary
John J. Guerin
Secretary

BOARD OF DIRECTORS
John G. Clary*
President, Addmaster Corporation
Donald G. Ash*
John P. Clary*
Vice-President, Addmaster Corporation
Hugh L. Clary**
Vice-President, Addmaster Corporation
Russell T. Gilbert**
Retired Founder, President and C.E.O.
Cimco, Inc.
John J. Guerin*
Attorney at Law
**Members of the Executive Committee
**Members of the Audit Committee

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation, Glendale, California

LEGAL COUNSEL
O'Melveny & Myers, Los Angeles, California

AUDITORS
Stonefield Josephson, Inc.
Santa Monica, California

SUBSIDIARY
Clary Scientific, inc.

OFFICES-CLARY CORPORATION
AND SUBSIDIARY
1960 South Walker Avenue
Monrovia, California 91016
Phone (626) 359-4486
Fax (626) 305-0254

LISTING
Pacific Stock Exchange
Symbol: CLY TT



Annual Meeting
--------------
The Annual Meeting of the Shareholders of the Company will be held at the
Company's offices, 1960 South Walker Avenue, Monrovia, California on Wednesday
May 24, 2000 at 3:00 o'clock p.m. Pacific Daylight Time.

Dividend Information
--------------------
The Company has not paid a dividend on its Common Stock in recent years.
The Company has paid quarterly dividends at the annual rate of $.275 per share on its Series "A"  Preferred Stock; the minimum rate these shareholders are entitled to on a cumulative basis. The Company also paid the first annualized dividend on its  Series "B" preferred stock of $.41 per share for the seven months the stock was outstanding during 1999.
